UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                     CAMERON ASHLEY BUILDING PRODUCTS, INC.
                                (Name of Issuer)

       COMMON STOCK (INCLUDING ASSOCIATED PREFERRED STOCK PURCHASE RIGHT)
                         (Title of Class of Securities)

                                    13329010
                                 (CUSIP Number)

                                 BART A. MCLEAN
                                    CGW, INC.
                        TWELVE PIEDMONT CENTER, SUITE 210
                             ATLANTA, GEORGIA 30305
                                  404-816-3255
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                January 17, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------
CUSIP NO. 13329010
-----------------------------------------------

---- ---------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     CGW SOUTHEAST I, INC.

---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [ ]
                                                                         (B)  X
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  3  SEC USE ONLY

---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  4  SOURCE OF FUNDS

     AF
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                            [ ]
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     GEORGIA
---- ---------------------------------------------------------------------------
-------------------- ------- ---------------------------------------------------
                     7       SOLE VOTING POWER

  NUMBER OF                  0  (SEE ITEM 5.)
                     ------- ---------------------------------------------------
                     ------- ---------------------------------------------------
    SHARES           8       SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                  938,121  (SEE ITEM 5.)
                     ------- ---------------------------------------------------
                     ------- ---------------------------------------------------
     EACH            9       SOLE DISPOSITIVE POWER
  REPORTING
    PERSON                   0  (SEE ITEM 5.)
                     ------- ---------------------------------------------------
                     ------- ---------------------------------------------------
     WITH            10      SHARED DISPOSITIVE POWER

                             938,121  (SEE ITEM 5.)
-------------------- ------- ---------------------------------------------------
---- ---------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     938,121  (SEE ITEM 5.)
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                           [ ]

---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.8%  (SEE ITEM 5.)
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC, CO
---- ---------------------------------------------------------------------------

-----------------------------------------------
CUSIP NO. 13329010
-----------------------------------------------

---- ---------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     CGW SOUTHEAST PARTNERS I, L.P.

---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [ ]
                                                                         (B)  X
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  3  SEC USE ONLY

---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  4  SOURCE OF FUNDS

     AF
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                            [ ]
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     GEORGIA
---- ---------------------------------------------------------------------------
-------------------- ------- ---------------------------------------------------
                     7       SOLE VOTING POWER

  NUMBER OF                  0  (SEE ITEM 5.)
                     ------- ---------------------------------------------------
                     ------- ---------------------------------------------------
    SHARES           8       SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                  938,121  (SEE ITEM 5.)
                     ------- ---------------------------------------------------
                     ------- ---------------------------------------------------
     EACH            9       SOLE DISPOSITIVE POWER
  REPORTING
    PERSON                   0  (SEE ITEM 5.)
                     ------- ---------------------------------------------------
                     ------- ---------------------------------------------------
     WITH            10      SHARED DISPOSITIVE POWER

                             938,121  (SEE ITEM 5.)
-------------------- ------- ---------------------------------------------------
---- ---------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     938,121 (SEE ITEM 5.)
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                           [ ]

---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.8%  (SEE ITEM 5.)
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
---- ---------------------------------------------------------------------------

-----------------------------------------------
CUSIP NO. 13329010
-----------------------------------------------

---- ---------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     RICHARD L. CRAVEY

---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                       (B)  X
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  3  SEC USE ONLY

---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  4  SOURCE OF FUNDS

     AF
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                          [ ]
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
---- ---------------------------------------------------------------------------
-------------------- ------- ---------------------------------------------------
                     7       SOLE VOTING POWER

  NUMBER OF                  0  (SEE ITEM 5.)
                     ------- ---------------------------------------------------
                     ------- ---------------------------------------------------
    SHARES           8       SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                  938,121 (SEE ITEM 5.)
                     ------- ---------------------------------------------------
                     ------- ---------------------------------------------------
     EACH            9       SOLE DISPOSITIVE POWER
  REPORTING
    PERSON                   0  (SEE ITEM 5.)
                     ------- ---------------------------------------------------
                     ------- ---------------------------------------------------
     WITH            10      SHARED DISPOSITIVE POWER

                             938,121 (SEE ITEM 5.)
-------------------- ------- ---------------------------------------------------
---- ---------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     938,121 (SEE ITEM 5.)
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                          [ ]

---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.8%  (SEE ITEM 5.)
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
---- ---------------------------------------------------------------------------

-----------------------------------------------
CUSIP NO. 13329010
-----------------------------------------------

----- --------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      EDWIN A. WAHLEN, JR.

----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                        (B)  X
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
   3  SEC USE ONLY

----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
   4  SOURCE OF FUNDS

      AF
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                          [ ]
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
----- --------------------------------------------------------------------------
--------------------- ------- --------------------------------------------------
                      7       SOLE VOTING POWER

   NUMBER OF                  0  (SEE ITEM 5.)
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
     SHARES           8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  938,121 (SEE ITEM 5.)
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
      EACH            9       SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                   0  (SEE ITEM 5.)
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
      WITH            10      SHARED DISPOSITIVE POWER

                              938,121 (SEE ITEM 5.)
--------------------- ------- --------------------------------------------------
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      938,121 (SEE ITEM 5.)
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                         [ ]

----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.8%  (SEE ITEM 5.)
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
----- --------------------------------------------------------------------------
                                  Page 5 of 33

-----------------------------------------------
CUSIP NO. 13329010
-----------------------------------------------

----- --------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      CGW, INC.

----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [ ]
                                                                       (B)  X
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
   3  SEC USE ONLY

----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
   4  SOURCE OF FUNDS

      AF
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                         [ ]
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      GEORGIA
----- --------------------------------------------------------------------------
--------------------- ------- --------------------------------------------------
                      7       SOLE VOTING POWER

   NUMBER OF                  0  (SEE ITEM 5.)
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
     SHARES           8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  0 (SEE ITEM 5.)
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
      EACH            9       SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                   0  (SEE ITEM 5.)
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
      WITH            10      SHARED DISPOSITIVE POWER

                              0 (SEE ITEM 5.)
--------------------- ------- --------------------------------------------------
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 (SEE ITEM 5.)
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                        [ ]

----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%  (SEE ITEM 5.)
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      HC, CO
----- --------------------------------------------------------------------------

-----------------------------------------------
CUSIP NO. 13329010
-----------------------------------------------

---- ---------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     CGW SOUTHEAST IV, L.L.C.

---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [ ]
                                                                        (B)  X
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  3  SEC USE ONLY

---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  4  SOURCE OF FUNDS

     AF
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                           [ ]
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     GEORGIA
---- ---------------------------------------------------------------------------
-------------------- ------- ---------------------------------------------------
                     7       SOLE VOTING POWER

  NUMBER OF                  0  (SEE ITEM 5.)
                     ------- ---------------------------------------------------
                     ------- ---------------------------------------------------
    SHARES           8       SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                  0 (SEE ITEM 5.)
                     ------- ---------------------------------------------------
                     ------- ---------------------------------------------------
     EACH            9       SOLE DISPOSITIVE POWER
  REPORTING
    PERSON                   0  (SEE ITEM 5.)
                     ------- ---------------------------------------------------
                     ------- ---------------------------------------------------
     WITH            10      SHARED DISPOSITIVE POWER

                             0 (SEE ITEM 5.)
-------------------- ------- ---------------------------------------------------
---- ---------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 (SEE ITEM 5.)
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                          [ ]

---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%  (SEE ITEM 5.)
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
---- ---------------------------------------------------------------------------

-----------------------------------------------
CUSIP NO. 13329010
-----------------------------------------------

---- ---------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     CGW SOUTHEAST PARTNERS IV, L.P.

---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [ ]
                                                                      (B)  X
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  3  SEC USE ONLY

---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  4  SOURCE OF FUNDS

     BK, AF
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                         [ ]
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     GEORGIA
---- ---------------------------------------------------------------------------
-------------------- ------- ---------------------------------------------------
                     7       SOLE VOTING POWER

  NUMBER OF                  0  (SEE ITEM 5.)
                     ------- ---------------------------------------------------
                     ------- ---------------------------------------------------
    SHARES           8       SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                  0 (SEE ITEM 5.)
                     ------- ---------------------------------------------------
                     ------- ---------------------------------------------------
     EACH            9       SOLE DISPOSITIVE POWER
  REPORTING
    PERSON                   0  (SEE ITEM 5.)
                     ------- ---------------------------------------------------
                     ------- ---------------------------------------------------
     WITH            10      SHARED DISPOSITIVE POWER

                             0 (SEE ITEM 5.)
-------------------- ------- ---------------------------------------------------
---- ---------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 (SEE ITEM 5.)
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                         [ ]

---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%  (SEE ITEM 5.)
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
---- ---------------------------------------------------------------------------

-----------------------------------------------
CUSIP NO. 13329010
-----------------------------------------------

----- --------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      CBP HOLDINGS, INC.

----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [ ]
                                                                      (B)  X
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
   3  SEC USE ONLY

----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
   4  SOURCE OF FUNDS

      BK, AF
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                        [ ]
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      GEORGIA
----- --------------------------------------------------------------------------
--------------------- ------- --------------------------------------------------
                      7       SOLE VOTING POWER

   NUMBER OF                  0  (SEE ITEM 5.)
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
     SHARES           8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  0 (SEE ITEM 5.)
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
      EACH            9       SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                   0  (SEE ITEM 5.)
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
      WITH            10      SHARED DISPOSITIVE POWER

                              0 (SEE ITEM 5.)
--------------------- ------- --------------------------------------------------
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 (SEE ITEM 5.)
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                        [ ]

----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%  (SEE ITEM 5.)
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
----- --------------------------------------------------------------------------

-----------------------------------------------
CUSIP NO. 13329010
-----------------------------------------------

----- --------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      CBP ACQUISITION CORP.

----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [ ]
                                                                      (B)  X
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
   3  SEC USE ONLY

----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
   4  SOURCE OF FUNDS

      AF
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                        [ ]
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      GEORGIA
----- --------------------------------------------------------------------------
--------------------- ------- --------------------------------------------------
                      7       SOLE VOTING POWER

   NUMBER OF                  0  (SEE ITEM 5.)
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
     SHARES           8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  0 (SEE ITEM 5.)
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
      EACH            9       SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                   0  (SEE ITEM 5.)
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
      WITH            10      SHARED DISPOSITIVE POWER

                              0 (SEE ITEM 5.)
--------------------- ------- --------------------------------------------------
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 (SEE ITEM 5.)
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                         [ ]

----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%  (SEE ITEM 5.)
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
----- --------------------------------------------------------------------------

-----------------------------------------------
CUSIP NO. 13329010
-----------------------------------------------

---- ---------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     RONALD R. ROSS

---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                    (B)  X
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  3  SEC USE ONLY

---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     PF
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                       [ ]
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
---- ---------------------------------------------------------------------------
-------------------- ------- ---------------------------------------------------
                     7       SOLE VOTING POWER

  NUMBER OF                  188,661  (SEE ITEM 5.)
                     ------- ---------------------------------------------------
                     ------- ---------------------------------------------------
    SHARES           8       SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                  0  (SEE ITEM 5.)
                     ------- ---------------------------------------------------
                     ------- ---------------------------------------------------
     EACH            9       SOLE DISPOSITIVE POWER
  REPORTING
    PERSON                   188,661  (SEE ITEM 5.)
                     ------- ---------------------------------------------------
                     ------- ---------------------------------------------------
     WITH            10      SHARED DISPOSITIVE POWER

                             0 (SEE ITEM 5.)
-------------------- ------- ---------------------------------------------------
---- ---------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     188,661 (SEE ITEM 5.)
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                         [ ]

---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.2%  (SEE ITEM 5.)
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
---- ---------------------------------------------------------------------------

-----------------------------------------------
CUSIP NO. 13329010
-----------------------------------------------

----- --------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      WALTER J. MURATORI

----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [ ]
                                                                      (B)  X
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
   3  SEC USE ONLY

----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      PF
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                        [ ]
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
----- --------------------------------------------------------------------------
--------------------- ------- --------------------------------------------------
                      7       SOLE VOTING POWER

   NUMBER OF                  292,505  (SEE ITEM 5.)
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
     SHARES           8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  0  (SEE ITEM 5.)
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
      EACH            9       SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                   292,505  (SEE ITEM 5.)
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
      WITH            10      SHARED DISPOSITIVE POWER

                              0  (SEE ITEM 5.)
--------------------- ------- --------------------------------------------------
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      292,505  (SEE ITEM 5.)
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                        [ ]

----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.4%  (SEE ITEM 5.)
----- --------------------------------------------------------------------------
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
----- --------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

                  This statement on Schedule 13D (this "Schedule 13D") relates to the common stock and the associated preferred stock purchase rights ("Shares" or "Common Stock") of Cameron Ashley Building Products, Inc., a Georgia corporation ("Cameron Ashley"). The principal executive offices of Cameron Ashley are located at 11651 Plano Road, Dallas, Texas 75243.

ITEM 2.  IDENTITY AND BACKGROUND

                  (a)-(c), (f) This Schedule 13D is filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) CGW Southeast I, Inc., a Georgia corporation ("CGW I, Inc."), (2) CGW Southeast Partners I, L.P., a Georgia limited Partnership ("CGW I"),
         (3) Richard L. Cravey ("Cravey"), (4) Edwin A. Wahlen, Jr. ("Wahlen"),
         (5) CGW, Inc., a Georgia corporation ("CGW, Inc."), (6) CGW Southeast IV, L.L.C., a Georgia limited liability company ("CGW LLC"), (7) CGW Southeast Partners IV, L.P., a Georgia partnership ("CGW IV"), (8) CBP Holdings, Inc., a Georgia corporation ("CBP Holdings"), (9) CBP Acquisition Corp., a Georgia corporation ("CBP Acquisition"), (10) Ronald R. Ross ("Ross"), and (11) Walter J. Muratori ("Muratori"). Cravey, Wahlen, Ross and Muratori are all citizens of the United States of America.

                  The address of the principal offices of (1) CGW I, Inc., (2) CGW I, (3) CGW, Inc., (4) CGW LLC, (5) CGW IV, (6) CBP Holdings and (7) CBP Acquisition is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305. The business address of Cravey and Wahlen is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305. The business address of Ross and Muratori is 11651 Plano Road, Dallas, Texas 75243.

                  The general partner of CGW I is CGW I, Inc. The general partner of CGW IV is CGW LLC, and the manager of CGW LLC is CGW, Inc. CBP Holdings is currently a wholly owned subsidiary of CGW IV, and CBP Acquisition is a wholly owned subsidiary of CBP Holdings. Cravey and Wahlen are the directors of each of CGW I, Inc. and CGW, Inc. Ross is the Chairman and Chief Executive Officer of Cameron Ashley, and Muratori is the Vice Chairman, President and Chief Operating Officer of Cameron Ashley.

                  CGW I, Inc. and CGW, Inc., through their managed partnerships, including CGW I and CGW IV, are private equity investment firms focused on acquisitions and recapitalizations of middle-market companies.

                  As a result of the entering into the agreements described in Items 3 and 4 below, the Reporting Persons may be deemed to have formed a group with each other and Citigroup Venture Capital, Ltd. ("CVC"), for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5(b)(1) promulgated thereunder. The filing of this
         Schedule 13D is not an affirmation or admission that the Reporting Persons and CVC, or any of them, have formed such a group or constitute a group for any purpose.

                  To the best knowledge of the Reporting Persons, Annex A attached hereto and incorporated herein by reference sets forth, as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of (1) CGW I, Inc., (2) CGW, Inc., (3) CBP Holdings and (4) CBP Acquisition.

                  (d)-(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the executive officers or directors of (1) CGW I, Inc., (2) CGW, Inc., (3) CGW Holdings or (4) CBP Acquisition has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  CBP Holdings plans to obtain the funds to consummate the transaction described in Item 4 from borrowings under a credit facility to be established with Fleet Capital Corporation (the "Senior Facility") and a credit facility to be established with an affiliate of J.H. Whitney & Co. (the "Junior Facility" and, together with the Senior Facility, the "Facilities") and from equity investments in CBP Holdings by CGW IV, CVC and participating members of Cameron Ashley senior management.

                  Pursuant to a Letter Agreement dated January 17, 2000, between CGW IV and CVC (the "Investment Letter"), CGW IV and CVC have each agreed to invest $25.5 million in equity in CBP Holdings for the purpose of CBP Holdings's acquisition of Cameron Ashley, subject to the execution of definitive documents memorializing such agreement, the absence of any adverse change in Cameron Ashley's business, the receipt of the financing described below in this Item 3, and other conditions.

                  The Investment Letter provides that members of Cameron Ashley management shall have the opportunity to invest an aggregate of $4,000,000 in equity in CBP Holdings. The Investment Letter further provides that the board of directors of CBP Holdings will consist of two persons designated by CGW IV, two persons designated by CVC, two persons who are senior members of Cameron Ashley management and one person not an officer or employee of CBP Holdings selected by both CGW and CVC. Discussions have been initiated with Ross and Muratori about an investment in CBP Holdings and positions on the board of CBP Holdings. In addition, participating members of Cameron Ashley senior management may exchange outstanding options to purchase Shares for options to purchase CBP Holdings common stock and may have the opportunity to invest outstanding Shares in exchange for CBP Holdings common stock.

                  CGW IV entered into a Commitment Letter dated December 6, 1999, with Fleet Capital Corporation, pursuant to which Fleet Capital Corporation agreed, through a lending syndicate to be arranged and subject to satisfaction of the conditions set forth therein, to provide up to $315 million in senior, secured debt to CBP Holdings (the "Fleet Commitment Letter"). The Senior Facility will be secured by substantially all of the tangible and intangible assets of the corporation surviving the merger described in Item 4 and its subsidiaries, and will consist of a revolving loan facility of up to $225 million; a term loan facility of up to $65 million; and a capital expenditure facility of up to $25 million.

                  The Fleet Commitment Letter reflects that the Senior Facility will bear interest at a rate based on the prime rate or Eurodollar rate plus an applicable margin ranging to 350 basis points, depending on the borrower's leverage and the particular facility. The Senior Facility will mature on the earlier of March 1, 2004, and the fifth anniversary of the closing of the merger described in Item 4. The Senior Facility will contain customary financial and other covenants.

                  CGW IV and CBP Holdings entered into a Commitment Letter dated January 13, 2000, with J. H. Whitney & Co. (the "Whitney Commitment Letter"), pursuant to which J. H. Whitney Mezzanine Fund, L.P. agreed to provide, subject to satisfaction of the conditions set forth therein, $55 million in unsecured, subordinated debt.

                  The Junior Facility will bear interest at 15%. The Junior Facility will mature at the earlier of a Liquidation Event (as defined in the Whitney Commitment Letter) or on the eighth anniversary of the merger described in Item 4. The Junior Facility will also contain customary financial and operating covenants.

                  The Whitney Commitment Letter provides that, upon closing of the merger described in Item 4, J. H. Whitney Mezzanine Fund, L.P. will receive a warrant or other equity security to purchase 4% of the equity of the surviving corporation in such merger, on a fully diluted basis.

                  The Credit Facilities are subject to, among other conditions, the completion of due diligence investigations of Cameron Ashley, with the results of the investigations being satisfactory to the lenders, the absence of any material adverse change in the business of Cameron Ashley and the consummation of the merger described in Item 4.

                  The merger agreement referenced in Item 4 below requires CBP Holdings to use its reasonable efforts to enter into definitive documents with respect to the financing contemplated in the Fleet Commitment Letter and the Whitney Commitment Letter or alternative financing, before the filing of Cameron Ashley's proxy statement relating to the merger agreement.

                  This description of the Credit Facilities is summary in nature and is not intended to be a complete description thereof and is qualified in its entirety by reference to the full text of each of the Fleet Commitment Letter and the Whitney Commitment Letter, which are filed as exhibits hereto and incorporated by reference herein.

ITEM 4.  PURPOSE OF TRANSACTION

                  On January 17, 2000, CBP Holdings, CBP Acquisition and Cameron Ashley entered into an agreement and plan of merger (the "Merger Agreement"), a copy of which is attached as an exhibit hereto and incorporated herein by reference. CBP Holdings entered into the Merger Agreement with the intent of acquiring control of, and the entire equity interest in, Cameron Ashley and replacing the board of directors of Cameron Ashley.

                  Pursuant to the Merger Agreement, but subject to satisfaction of the conditions precedent set forth therein, CBP Acquisition will merge with and into Cameron Ashley, with Cameron Ashley surviving the merger.

                  As a result of the merger:

                         o Each outstanding share of Common Stock, together with the associated preferred stock purchase rights issued pursuant to that certain Rights Agreement, dated August 19, 1997, as amended, between Cameron Ashley and SunTrust Bank, Atlanta, other than Shares held by CBP Holdings, will be cancelled and converted into the right to receive $15.10 in cash.

                         o   Each Share held by CBP Holdings will be cancelled.

                         o Each outstanding share of CBP Acquisition common stock will be converted into one share of common stock of the surviving corporation.

                         o Each outstanding stock option to purchase Shares granted under any stock option plan, compensation plan or arrangement of Cameron Ashley or outstanding warrant to purchase Shares will be cancelled, and the holder thereof will be paid by Cameron Ashley for each such option or warrant an amount equal to the product of (i) the excess of $15.10 over the applicable exercise price per Share and (ii) the number of Shares such holder could have purchased pursuant to such option or warrant immediately prior to the effective time of the merger.

                         o The directors of CBP Acquisition will become the initial directors of the surviving corporation, each to hold his or her office in accordance with the constituent documents of the surviving corporation.

                         o The officers of Cameron Ashley will be the initial officers of the surviving corporation.

                         o The articles of incorporation of Cameron Ashley will become the articles of incorporation of the surviving corporation.

                         o The bylaws of Cameron Ashley will become the bylaws of the surviving corporation.

                  Conditions to the merger of Cameron Ashley with and into CBP Acquisition include:

                         o Approval of the merger by the shareholders of Cameron Ashley.

                         o Receipt by CBP Holdings of the financing described in the Fleet Commitment Letter and the Whitney Commitment Letter or of alternative financing with terms no less favorable than that specified therein.

                  The total consideration to be paid by CBP Holdings for Cameron Ashley, including cash to be paid in exchange for outstanding Shares and in exchange for the cancellation of outstanding options and warrants and including the refinancing and assumption of debt of Cameron Ashley and its subsidiaries, is approximately $320 million.

                  Upon consummation of the transactions contemplated by the Merger Agreement, the Shares will be delisted from the New York Stock Exchange.

                  References to, and descriptions of, the Merger Agreement as set forth in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement included as an exhibit to this
         Schedule 13D and incorporated herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a)-(c) CGW I is the shareholder of record of 938,121 Shares, which constitute approximately 10.8% of the outstanding Common Stock, based on 8,694,954 Shares outstanding on January 17, 2000, as represented by Cameron Ashley in the Merger Agreement. As the general partner of CGW I, CGW I, Inc. has the power to direct the voting and disposition of such shares. Messrs. Cravey and Wahlen, as the sole directors of CGW I, Inc., may be deemed to have, in turn, the power to direct the voting and disposition of such 938,121 shares.

                  Ross beneficially owns, and has sole voting and dispositive power over, approximately 68,661 Shares, and Muratori beneficially owns, and has sole voting and dispositive power over, approximately 137,502 Shares. Ross also beneficially owns 120,000 Shares purchasable upon exercise of options exercisable within 60 days, for a total of 188,661 Shares beneficially owned, which constitute approximately 2.2% of the outstanding Common Stock. Muratori also beneficially owns 155,003 Shares purchasable upon exercise of options exercisable within 60 days, for a total of 292,505 Shares beneficially owned, which constitute approximately 3.4% of the outstanding Common Stock. Neither Ross nor Muratori has effected any transactions in Shares during the past 60 days.

                  Other than as set forth in this Schedule 13D, to the best of the Reporting Persons' knowledge as of the date hereof, none of any of the Reporting Persons, any general partner of any of the Reporting Persons, any person in control (ultimately or otherwise) of any of the Reporting Persons, or any executive officer or director thereof beneficially owns any Common Stock, and there have been no transactions in Shares effected during the past 60 days by any of the foregoing.

                  To the knowledge of the Reporting Persons, except as described in this Schedule 13D, none of CVC, any person in control (ultimately or otherwise) of CVC, or any executive officer or director thereof beneficially owns any Common Stock, and there have been no transactions in Shares effected during the past 60 days by CVC, any person in control of CVC

         (ultimately or otherwise), or any executive officer or director thereof; provided, however, certain investment banking affiliates of CVC may beneficially own Shares, including Shares that may be held in discretionary or advisory accounts with CVC affiliates, and such CVC affiliates, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

                  Beneficial ownership of Shares shown on the cover pages of this Schedule 13D for each of the Reporting Persons assumes that the Reporting Persons have not formed a group for purposes of Section 13(d)(3) under the Securities Exchange Act of 1934 and Rule
         13d-5(b)(1) promulgated thereunder. If the Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 1,419,287 Shares in the aggregate, constituting approximately 16.3% of the Shares outstanding on January 17, 2000, as represented by Cameron Ashley in the Merger Agreement.

                  The filing of this Schedule 13D is not an admission by any Reporting Person of the existence of any group or of beneficial ownership of any securities other than securities held of record by such Reporting Person.

                  (d) The partners of CGW I have the right to receive a portion of the proceeds from the sale of the Shares held by CGW I, including a portion of any proceeds received upon the merger described in Item 4.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The information set forth in Items 2 through 5, inclusive, is hereby incorporated herein by reference. Copies of the Merger Agreement, the Investment Letter, the Fleet Commitment Letter and the Whitney Commitment Letter are included as exhibits to this Schedule 13D and incorporated herein by reference. To the best of the Reporting Persons' knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between any such persons and any person with respect to any securities of Cameron Ashley. Without limiting the generality of the immediately preceding sentence, the Reporting Persons have not discussed, or reached any agreement, arrangement or understanding, explicit or implicit, as to the voting of any Shares held by Messrs. Ross and Muratori. CGW I, Inc. does, however, anticipate causing the Shares held by CGW I to be voted in favor of the merger described in Item 4 at any meeting of Cameron Ashley shareholders held for the purpose of voting on such merger.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following documents are filed as exhibits to this Scheduled 13D:

                  (a) Agreement and Plan of Merger dated January 17, 2000, among Cameron Ashley Building Products, Inc., CBP Holdings, Inc. and CBP Acquisition Corp.

                  (b) Letter Agreement dated January 17, 2000, between CGW Southeast Partners IV, L.P. and Citigroup Venture Capital, Ltd.

                  (c) Commitment Letter dated December 6, 1999, among Fleet Capital Corporation, BancBoston Robertson Stephens Inc. and CGW Southeast Partners IV, L.P., including Outline of Terms and Conditions dated December 6, 1999.

                  (d) Commitment Letter dated January 13, 2000, between J. H. Whitney & Co. and CGW Southeast Partners IV, L.P.

                  (e) Joint Filing Statement dated January 21, 2000, among the signatories to this Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




           1/21/00                  CGW SOUTHEAST I, INC.
---------------------------
            Date
                                    By: /s/ Bart A. McLean
                                       ----------------------------

                                    Name:   Bart A. McLean
                                        ---------------------------

                                    Title:  Managing Director
                                           ------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            CGW SOUTHEAST PARTNERS I, L.P.
         1/21/00
 ------------------------                   By:  CGW Southeast I, Inc.,
           Date                                    its general partner


                                            By: /s/ Bart A. McLean
                                               ----------------------------

                                            Name:   Bart A. McLean
                                                  -------------------------
                                            Title:  Managing Director
                                                   ------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



             1/21/00                        /s/ Richard L. Cravey
        -------------------                 ---------------------
              Date                           RICHARD L. CRAVEY

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


            1/21/00                          /s/ Edwin A. Wahlen, Jr.
            -------                          ------------------------
              Date                           EDWIN A. WAHLEN, JR.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    CGW, INC.

   1/21/00                          By:   /s/ Bart A. McLean
   -------                                ------------------
                                            Bart A. McLean, Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    CGW SOUTHEAST IV, L.L.C.

           1/21/00                  By:     CGW, Inc.,
           -------                            its manager
            Date


                                    By:    /s/ Bart A. McLean
                                        ----------------------------------
                                            Bart A. McLean, Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    CGW SOUTHEAST PARTNERS IV, L.P.

            1/21/00                 By:     CGW Southeast IV, L.L.C.
            --------                          its general partner
             Date

                                    By:      CGW, Inc.
                                              its manager

                                    By:      /s/ Bart A. McLean
                                             -----------------------------
                                             Bart A. McLean, Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




          1/21/00                   CBP HOLDINGS, INC.
          -------
            Date
                                    By:      /s/ Bart A. McLean
                                             -------------------------
                                             Bart A. McLean, President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         1/21/00                    CBP ACQUISITION CORP.
         -------
           Date
                                    By:      /s/ Bart A. McLean
                                           ---------------------------
                                             Bart A. McLean, President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


            1/21/00                          /s/ Ronald R. Ross
            -------                          ------------------
             Date                            RONALD R. ROSS

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


            1/21/00                          /s/ Walter J. Muratori
            -------                          ----------------------
             Date                            WALTER J. MURATORI

                                     ANNEX A
                                     -------

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                              CGW SOUTHEAST I, INC.

-------------------------- ----------------------------------------------------

          NAME                        POSITION WITH REPORTING PERSON
-------------------------- ----------------------------------------------------
    Richard L. Cravey           Director, President and Managing Director
-------------------------- ----------------------------------------------------
   Edwin A. Wahlen, Jr.     Director, Vice President, Secretary and Managing
                                                Director
-------------------------- ----------------------------------------------------
    William A. Davies           Managing Director and Assistant Secretary
-------------------------- ----------------------------------------------------
   Garrison M. Kitchen                      Managing Director
-------------------------- ----------------------------------------------------
      Bart A. McLean                        Managing Director
-------------------------- ----------------------------------------------------
    James A. O'Donnell                      Managing Director
-------------------------- ----------------------------------------------------

         For each person indicated above, the principal occupation or employment is managing director of Cravey, Green & Wahlen, a private equity investment firm that supports management teams in acquisitions and recapitalizations of middle-market companies, and the business address is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305. Each person above is a citizen of the United States of America.

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                                    CGW, INC.

----------------------------- ------------------------------------------------

          NAME                       POSITION WITH REPORTING PERSON
----------------------------- ------------------------------------------------
   Edwin A. Wahlen, Jr.            Director, President and Treasurer
----------------------------- ------------------------------------------------
    Richard L. Cravey           Director, Vice President and Secretary
----------------------------- ------------------------------------------------
    William A. Davies                       Vice President
----------------------------- ------------------------------------------------
     Michael D. Long                        Vice President
----------------------------- ------------------------------------------------
      Bart A. McLean                        Vice President
----------------------------- ------------------------------------------------
   Garrison M. Kitchen                      Vice President
----------------------------- ------------------------------------------------
   James A. O' Donnell                      Vice President
----------------------------- ------------------------------------------------
  Richard L. Cravey, Jr.                    Vice President
----------------------------- ------------------------------------------------
        Roy Bowman                          Vice President
----------------------------- ------------------------------------------------

         For each person indicated above, the principal occupation or employment is managing director of Cravey, Green & Wahlen, a private equity investment firm that supports management teams in acquisitions and recapitalizations of middle-market companies, and the business address is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305. Each person above is a citizen of the United States of America.

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                               CBP HOLDINGS, INC.

------------------------------- ----------------------------------------------

             NAME                         POSITION WITH REPORTING PERSON
------------------------------- ----------------------------------------------
        Bart A. McLean                        Director and President
------------------------------- ----------------------------------------------
    Richard L. Cravey, Jr.               Director, Treasurer and Secretary
------------------------------- ----------------------------------------------

         For each person indicated above, the principal occupation or employment is managing director of Cravey, Green & Wahlen, a private equity investment firm that supports management teams in acquisitions and recapitalizations of middle-market companies, and the business address is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305. Each person above is a citizen of the United States of America.

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                              CBP ACQUISITION CORP.

--------------------------------- ---------------------------------------------

             NAME                            POSITION WITH REPORTING PERSON
--------------------------------- ---------------------------------------------
        Bart A. McLean                          Director and President
--------------------------------- ---------------------------------------------
    Richard L. Cravey, Jr.                 Director, Treasurer and Secretary

--------------------------------- ---------------------------------------------

         For each person indicated above, the principal occupation or employment is managing director of Cravey, Green & Wahlen, a private equity investment firm that supports management teams in acquisitions and recapitalizations of middle-market companies, and the business address is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305. Each person above is a citizen of the United States of America.